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                                                                    EXHIBIT 99.1


Keneath Chen                                       Dan Matsui/Eugene Heller
Capital Operation Department                       Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                         Los Angeles, CA 90024
http:\\www.qiaoxing.com                            Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                   Fax: (310) 208-0931
Tel:  (011) 86-752-2820268                         E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2820260

                       QIAO XING UNIVERSAL TELEPHONE, INC.
                          REPORTS 2000 YEAR-END RESULTS

Huizhou, CHINA (July 9, 2001) - Qiao Xing Universal Telephone, Inc. (Company) (Nasdaq NMS: XING) today reported financial results for the 12-month period ended December 31, 2000.

Net sales were $47.4 million compared to $46.3 million in 1999, while gross profit was $14.6 million versus $15.0 million in 1999. Sales of traditional telephones were flat, but increasing sales of the Company's high-technology models with advanced communications features contributed to higher overall sales. Lower sales of smart card telephones, which carry above-average gross margins, caused a slight decline in overall gross margin.

Operating income declined to $7.8 million from $9.6 million in 1999, primarily due to a $1.4 million increase in general and administrative expenses compared to 1999. This was mainly due to an increase of approximately $1.0 million for bad debt provisions and increased expense for additional personnel to support the production of digitally-enhanced cordless telephones and the Company's CDMA projects. However, business travel and entertainment expenses were reduced by over 68%, for savings of approximately $267,000, the result of tighter cost controls.

Net income for 2000 fell to $2.8 million compared to $6.0 million in 1999, as interest expense in 2000 rose due to financing activities in 2000. In connection with the issuance of convertible debentures in 2000, approximately $2.1 million of non-cash interest expense was recognized, consisting of $1.2 million amortization of costs of issuing the debentures and $900,000 amortization related to the discounted issuance of the convertible debentures.

Based on a weighted average of 11.6 million shares outstanding in 2000, the Company reported earnings per share of $0.24, compared to $0.64 per share on 9.3 million weighted-average shares outstanding in 1999. The higher number of outstanding shares is the result of additional shares issued during the financing activities in 2000.

Commenting on the Company's 2000 results and outlook for 2001, Mr. Rui Lin Wu, chairman of Qiao Xing, said: "Overall, business was stable in 2000, and sales for the year were higher than the previous year. Although competition in the standard telephone market was greater than in earlier years, we also saw increasing demand for cordless and caller-ID telephones and expect to see further growth in these product lines, as the number of telephone subscribers continues to rise. During the first five months of 2001, sales of cordless and special-functions phones were ahead of 2000 sales.

                                     -more-

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"We also plan to increase sales by adding high-volume, mass-market items to our product line, such as low-priced, basic-function fax machines for home use," Wu stated.

"CDMA continues to hold attractive growth potential, although we are still awaiting approval," Wu continued. "We have also begun a secondary strategy to participate in the CDMA market for network infrastructure and consumer handsets by developing strategic alliances with companies already approved or likely to receive government approval. For example, we recently established technical compatibility of our network stations with switching stations made by Huawei Corporation, which is an approved CDMA network provider.

"Despite disappointing results for 2000, we feel that Qiao Xing is now in a favorable position to generate not only stronger sales growth but also improved per-share results," Wu commented further. "The financing activities in 2000 provided a significantly higher level of operating assets and cash at year-end, so that we can better respond to technological change and product demand to generate higher sales and capture greater market share. Product development is a key capability for growing sales and expanding markets, and resources are being committed to that area.

"We also expect margins to benefit from economies of scale, as we are able to increase sales and spread costs over a larger revenue base, and as recently-introduced products begin to produce substantial sales to offset past research and development expenditures," Wu continued.

"In summary, our growth strategy required new funding in 2000 and investment in additional infrastructure, which is expected to produce better overall results in future periods and, thereby, contribute to higher shareholder value," Wu said. "Shareholders' equity at the end of 2000 was approximately $5.02 per share, representing an increase of approximately 44% over shareholders' equity at the end of 1999."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 ranking for 1999.

This news release contains forward-looking statements regarding new products, sales, net results, future costs and expenses, future investments, business strategy, cash and liquidity. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.


                          [Financial statements follow]





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                       QIAO XING UNIVERSAL TELEPHONE, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                          12 MONTHS ENDED DECEMBER 31,
                  AMOUNTS IN US$ MILLIONS EXCEPT PER SHARE DATA




                                                       2000                1999
                                                   ------------       ------------
Net Sales                                                  47.4               46.3
Cost of goods sold                                        (32.8)             (31.3)
Gross profit                                               14.6               15.0

Selling expenses                                           (1.9)              (1.9)
General and administrative expenses                        (4.9)              (3.5)
Income from operations                                      7.8                9.6

Interest expense                                           (2.9)              (0.7)
Interest income                                             0.3                0.3
Other income, net                                           0.3                 --
Income before income tax                                    5.5                9.2

Provision for income tax                                   (2.0)              (2.4)
Income before minority interests                            3.5                6.8
Minority interests                                         (0.7)              (0.8)
Net income                                                  2.8                6.0

Weighted average shares outstanding (Basic)        11.6 million        9.3 million
Weighted average shares outstanding (Diluted)      11.9 million        9.3 million

Earnings per common share (Basic)                  $       0.24       $       0.64
Earnings per common share (Diluted)                $       0.24       $       0.64







                                     -more-



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                       QIAO XING UNIVERSAL TELEPHONE, INC.
                           CONSOLIDATED BALANCE SHEET
                                  DECEMBER 31,
                             AMOUNTS IN US$ MILLIONS



                                               2000            1999
                                             ---------      ---------
Cash and bank deposits                             4.0            0.4
Total current assets                              57.0           39.5
Property, machinery, and equipment, net           26.4            6.5
Construction-in-progress                           2.2           24.3
Investment in land                                23.9             --
Debt issuance costs, net                           1.0             --
Total assets                                     114.5           70.7

Current liabilites                                44.4           33.2
Long-term payable                                  0.9            0.9
Convertible debentures, net                        4.4             --
Shareholders' loans                                1.0            1.0
Total liabilities                                 50.7           35.1

Minority interests                                 2.8            2.1

Shareholders' equity                              61.0           33.5

Total liabilities, minority interests
and shareholders' equity                         114.5           70.7



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